MDS to Complete Acquisition of Molecular Devices

•	To acquire 92% of outstanding shares

•	Commences subsequent offering for all remaining shares

•	Launches new division, MDS Analytical Technologies

Toronto, Canada, March 20, 2007 - MDS Inc. (NYSE:MDZ; TSX: MDS), a leading provider of products and services to the global life sciences markets, announced today that 92% of the outstanding shares of Molecular Devices Corporation were validly tendered by shareholders of Molecular Devices in the tender offer, which expired at 5 pm EDT on March 19, 2007. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer. MDS also announced that a subsequent offering period for all remaining shares of Molecular Devices has been initiated.

MDS will launch a new business unit called MDS Analytical Technologies, combining the Molecular Devices and MDS Sciex businesses to serve the most prestigious pharmaceutical, biotechnology, government, and academic laboratory customers with innovative solutions to improve the speed and efficacy of their drug discovery and development efforts. MDS Sciex President, Andy Boorn, Ph.D. will lead the new unit and will launch integration plans immediately to bring together two businesses that had revenues of approximately US$432 million in 2006, and more than 1,100 employees with over 250 scientists and engineers.

“We are very excited by the potential of this winning combination,” said Andy Boorn. “This new business unit will build upon MDS Sciex’s leadership in mass spectrometry and Molecular Devices’ leadership as a renowned supplier of systems, reagents and software used by researchers worldwide to accelerate the pace of drug discovery and development.”

“The Molecular Devices acquisition marks a major first step in expanding MDS’s footprint in the life sciences field,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “I have met with Molecular Devices employees and I am very impressed by their commitment to leadership and innovation. Their commitment is a strong fit with our strategic plans to build a stronger MDS with the launch of MDS Analytical Technologies.”

MDS’s wholly-owned subsidiary, Monument Acquisition Corp, has accepted the shares in its current tender offer for Molecular Devices common shares, par value US$0.001 per share. As of the expiration of the tender offer, approximately 15,319,964 shares (including 830,888 shares that were tendered pursuant to guaranteed delivery procedures) have been validly tendered and not withdrawn in the tender offer, together representing in excess of 92% of the outstanding shares of Molecular Devices. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer. Monument Acquisition Corp. has also initiated a subsequent offering period for all remaining untendered shares of Molecular Devices. This subsequent offering period will expire at 5:00 pm EDT on March 23, 2007, unless further extended. The same US$35.50 per share price offered in the prior offering period will be paid during the subsequent offering period. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the offer in the Offer to Purchase by Monument Acquisition Corp. except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares tendered during the subsequent offering period may not be withdrawn.

MDS expects to effect a merger of Monument Acquisition Corp. with and into Molecular Devices. In the merger, Monument Acquisition Corp. will acquire all other shares of Molecular Devices (other than those as to which holders properly exercise appraisal rights) at the same US$35.50 per share price, net to the seller, without interest, that was paid in the tender offer. As a result of the merger, Molecular Devices will become an indirect wholly-owned subsidiary of MDS. If Monument Acquisition Corp. becomes the owner of at least 90% of Molecular Devices outstanding shares following this subsequent offering period and the delivery of shares tendered pursuant to guaranteed delivery procedures or otherwise, MDS will be able to effect the merger without the need for a meeting of Molecular Devices shareholders.

MDS intends to complete the merger as soon as practicable. Molecular Devices shareholders who continue to hold their shares at the time of the merger and fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,600 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

About MDS Analytical Technologies

MDS Analytical Technologies is the newly established MDS Inc. business unit and is a world-class organization comprised of two main lines of business. The MDS Sciex product portfolio offers proven market leadership in mass spectrometry through its joint ventures with two of the world’s leading analytical instrumentation and life sciences companies, Applied Biosystems, a business of the Applera Corporation and PerkinElmer Inc.   The Molecular Devices product portfolio is the gold standard in high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.   Find out more at www.mdssciex.com or www.moleculardevices.com.

For further information contact:

Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Kim Lee
Manager, Investor Relations
MDS Inc.
(416) 675-6777 x 32606
kim.lee@mdsinc.com

Legal Statements

This announcement is not an offer to purchase shares or a solicitation of an offer to sell shares. The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated February 13, 2007, as amended, the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or by calling MacKenzie Partners, Inc. toll free at (800) 322-2885.

Investors and stockholders of Molecular Devices should read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information about the tender offer. Investors and stockholders of Molecular Devices may obtain these and other documents filed by MDS, the Purchaser and Molecular Devices for free from the SEC’s web site at http://www.sec.gov.

Disclaimers

This press release contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties, including risks to both companies that the acquisition of Molecular Devices will not be consummated as the transaction is subject to certain closing conditions, if the transaction is consummated, there will be risks and uncertainties related to MDS’ ability to successfully integrate the two companies. MDS’ and Molecular Devices’ actual results could differ materially from those currently anticipated due to these risks and a number of other factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the respective products of MDS and Molecular Devices, the development of new products, the degree of market penetration of the respective products of MDS and Molecular Devices, and other factors set forth in reports and other documents filed by MDS and Molecular Devices with Canadian regulatory authorities and the U.S. Securities and Exchange Commission from time to time. Molecular Devices and MDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.